[LETTERHEAD]

January 18, 2008

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Max A. Webb
Assistant Director

Re:	A. H. Belo Corporation
Amendment No. 2 to Registration Statement on Form 10
Filed January 4, 2008
Commission File No. 1-33741

Dear Mr. Webb:

On behalf of A. H. Belo Corporation (the “Company”), we are hereby responding to comments by the staff (the “Staff”) of the Securities and Exchange Commission contained in your letter dated January 10, 2008 (the “Comment Letter”), in connection with the above-captioned registration statement (the “Registration Statement”). Page references contained in this response are to the form of information statement (the “Information Statement”) in Amendment No. 3 to the Registration Statement, which is being filed simultaneously with this response. For convenience of reference, each of the Staff’s comments is reproduced below in italics under the Staff’s topic headings followed in each case by the related Company response.

Summary and Selected Financial Data, pages 10 and 41

1.	We have reviewed your response to prior comments 6 and 8 regarding the presentation of the non-GAAP measure, “combined EBITDA.” We further note your revisions in the document to remove this non-GAAP measure, other than from within Summary and Selected Financial Data. We suggest that you further expand the discussion under “Financing Arrangements” on page 35 and the last paragraph under “Financing Cash Flows” on page 53 to specifically disclose that “combined EBITDA,” subject to certain adjustments, is used as a measure in certain material financial covenants of the revolving credit facility agreement. [Reference is made to your disclosure in footnote (d) to the tables on pages 10 and 41; emphasis added]. Also, as “combined EBITDA” is used here as a measure of liquidity, please revise your table reconciliations under “Other data” on pages 10 and 41, to reconcile “combined EBITDA” to “cash provided by operations” as shown in the combined statements of cash flows, rather than “net earnings (loss).” Alternatively, if the aforementioned covenants are not considered material or if information about the covenants is not material to an investor’s understanding of your financial condition and/or liquidity, you should delete the presentation of “combined EBITDA” on pages 10 and 41. In this regard, we note your disclosure on page 35 that you expect to have no borrowings under the Credit Agreement at the time of the distribution. Therefore, it appears that your covenants are not material at this time and your presentation of “combined EBITDA” should be deleted. For additional guidance, see Question and Answer 10 of the staff’s outline, Frequently Asked Questions Regarding the Use of Non-GAAP Measures, dated June 13, 2003.

Company Response: In response to the Staff’s comment, the Company has removed all references to combined EBITDA.

United States Securities and Exchange Commission

Division of Corporation Finance

January 18, 2008

The Company acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to Russell F. Coleman at (214) 977-6601 or Alison K. Engel at (214) 977-2248.

United States Securities and Exchange Commission

Division of Corporation Finance

January 18, 2008

Very truly yours,

A. H. BELO CORPORATION

By:	/s/ Russell F. Coleman
Russell F. Coleman, Authorized Signatory

By:	/s/ Alison K. Engel
Alison K. Engel, Authorized Signatory